EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate report - Appointment of acting chairman of the board of directors

The Company was notified by counsel representing the chairman of the Board of Directors, Mr. Shaul Elovitch, of agreements being reached between Mr. Elovitch and the Israel Securities Authority concerning certain restrictions that will apply to him for the next 30 days (until July 27, 2017), as follows: (a) with respect to activity in the Bezeq Group, Mr. Elovitch will not visit the offices of the Company and its subsidiary, DBS Satellite Services (1998) Ltd. (“DBS”), and will not establish direct or indirect contact with any of the employees or directors of these companies; (b) Mr. Elovitch will continue to work on all aspects of the ongoing business activity of the Company and its subsidiaries with the exception of DBS, but he will do so exclusively through the CEOs of the subsidiaries and Bezeq (i.e., with the CEO of Bezeq and the CEOs of Bezeq’s subsidiaries except for the CEO of DBS) and/or vis-à-vis the acting chairman of the Board of Directors, Mr. David Granot. The Board of Directors of the Company has appointed director David Granot as acting chairman of the Board of Directors of the Company for this period of time.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.